UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Net Element International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Mark Global Corporation

Attention: Kenges Rakishev

c/o Trident Trust Company (BVI) Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

44-797-7777-667

Novatus Holding PTE. Ltd.

Attention: Kenges Rakishev

22B Duxton Hill

Singapore 089605, Republic of Singapore

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	SCHEDULE 13D	Page 2 of 10

(1)	Name of reporting person: Kenges Rakishev
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Kazakhstan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 333,334 (see Item 5)
	(8)	Shared voting power 7,320,751 (see Item 5)
	(9)	Sole dispositive power 333,334 (see Item 5)
	(10)	Shared dispositive power 7,320,751 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,654,085
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 27.1%
(14)	Type of reporting person HC; IN

CUSIP No. 64111R102	SCHEDULE 13D	Page 3 of 10

(1)	Name of reporting person: Mark Global Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5)
	(8)	Shared voting power 5,000,000 (see Item 5)
	(9)	Sole dispositive power 0 (see Item 5)
	(10)	Shared dispositive power 5,000,000 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 5,000,000
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 17.8%
(14)	Type of reporting person CO

CUSIP No. 64111R102	SCHEDULE 13D	Page 4 of 10

(1)	Name of reporting person: Novatus Holding PTE. Ltd.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5)
	(8)	Shared voting power 2,320,751 (see Item 5)
	(9)	Sole dispositive power 0 (see Item 5)
	(10)	Shared dispositive power 2,320,751 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,320,751
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.2%
(14)	Type of reporting person CO

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Net Element International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1450 South Miami Avenue, Miami, Florida 33130.

ITEM 2. IDENTITY AND BACKGROUND

(a) The persons filing this Statement are Mark Global Corporation, a company organized under the laws of the British Virgin Islands (“Mark Global”), Novatus Holding PTE. Ltd., a private limited company organized under the laws of the Republic of Singapore (“Novatus”), and Kenges Rakishev (“Mr. Rakishev”) (collectively, the “Reporting Persons”). Mr. Rakishev is the sole shareholder of each of Mark Global and Novatus. In such capacity, Mr. Rakishev exercises voting and investment power over the shares of Common Stock held by each of Mark Global and Novatus. The agreement (the “Joint Filing Agreement”) between the Reporting Persons to file this Statement, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.

(b) The business address of Mark Global is c/o Trident Trust Company (BVI) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The business address of Novatus is 22B Duxton Hill, Singapore 089605, Republic of Singapore. The business address of Mr. Rakishev is c/o SAT & Company, 241 Mukanova Street, Almaty 050008, Republic of Kazakhstan.

(c) Mark Global is a privately held company and investment vehicle; Novatus is a privately held company and investment vehicle; and Mr. Rakishev is a citizen of the Republic of Kazakhstan, the Chairman of SAT & Company and the sole shareholder of each of Mark Global and Novatus. The business address of SAT & Company is 241 Mukanova Street, Almaty 050008, Republic of Kazakhstan.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mark Global is a company organized under the laws of the British Virgin Islands. Novatus is a company organized under the laws of the Republic of Singapore. Mr. Rakishev is a citizen of the Republic of Kazakhstan.

The name, business address, present principal occupation or employment and citizenship of each director of Mark Global are set forth on Schedule I hereto and are incorporated herein by reference. Mark Global currently does not have any executive officers.

The name, business address, present principal occupation or employment and citizenship of each director of Novatus are set forth on Schedule I hereto and are incorporated herein by reference. Novatus currently does not have any executive officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All funds used by Novatus to purchase the securities of the Issuer reported in Item 5 of this Statement on behalf of Novatus have come directly from the assets controlled by Novatus and its affiliates. The aggregate amount of consideration paid for the securities reported by Novatus in Item 5 of this Statement was $23,300,340.04.

All funds used by Mark Global and Mr. Rakishev to acquire the securities of Net Element, Inc. (“Target”) that were exchanged in the merger described below (the “Prior Securities”) for the securities of the Issuer described below in Item 4 have come directly from the assets controlled by Mark Global, Mr. Rakishev and their respective affiliates. The aggregate amount of consideration paid for the Prior Securities was $32,000,000.10, which consisted of (i) $17,000,000.10 in cash and (ii) the discharge and cancellation by Mark Global of a convertible note made by TGR Capital, LLC (“TGR Capital”) in favor of Mark Global having an aggregate original principal amount of $15,000,000 (the “TGR Convertible Note”).

ITEM 4. PURPOSE OF TRANSACTION

In connection with a private placement of securities by Target (as described in the Target’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 29, 2012, to which reference is hereby made), Mr. Rakishev entered into a Subscription Agreement, dated February 23, 2012, with Target, pursuant to which, among other things, Mr. Rakishev purchased 13,333,334 shares of common stock from Target for aggregate consideration of $2,000,000.10 on the terms and conditions contained therein. The closing of the transactions contemplated thereby occurred on March 2, 2012.

Mark Global also entered into an Exchange and Stock Purchase Agreement, dated February 24, 2012, with TGR Capital and Mike Zoi, pursuant to which, among other things, Mark Global purchased 200,000,000 shares of common stock of Target from TGR Capital on the terms and conditions contained therein. The aggregate consideration paid by Mark Global for the shares of common stock of Target was $30,000,000, consisting of (i) $15,000,000 in cash and (ii) the discharge and cancellation by Mark Global of the TGR Convertible Note. The closing of the transactions contemplated thereby occurred on April 20, 2012.

The Issuer and Target entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), a copy of which was filed by the Issuer as an exhibit to a Current Report on Form 8-K filed by the Issuer with the SEC on June 14, 2012. The transactions contemplated by the Merger Agreement were consummated on October 2, 2012. In accordance with the terms of the Merger Agreement, (i) the 13,333,334 shares of common stock of Target held directly by Mr. Rakishev were exchanged for 333,334 shares of Common Stock and (ii) the 200,000,000 shares of common stock of Target held directly by Mark Global were exchanged for 5,000,000 shares of Common Stock.

Simultaneously with the consummation of the transactions contemplated by the Merger Agreement, Mr. Rakishev joined the Board of Directors of the Issuer and became Non-Executive Chairman of the Issuer.

Prior to the consummation of the transactions contemplated by the Merger Agreement, Mr. Rakishev caused Novatus to purchase 2,320,751 shares of Common Stock from certain stockholders of the Issuer for aggregate gross proceeds of $23,300,340.40 to help ensure that the Issuer had the minimum cash amount of $23,500,000 required by Section 7.03(h) of the Merger Agreement. All of such 2,320,751 shares of Common Stock were purchased for $10.04 per share.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) (i) Mark Global may be deemed to have beneficial ownership of 5,000,000 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 17.8% of the Common Stock, based on 28,201,134 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.1

(ii) Novatus may be deemed to have beneficial ownership of 2,320,751 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 8.2% of the Common Stock, based on 28,201,134 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.

(iii) Mr. Rakishev may be deemed to have beneficial ownership of 7,654,085 shares of Common Stock consisting of (i) 333,334 shares of Common Stock held directly by Mr. Rakishev, (ii) 5,000,000 shares of Common Stock held directly by Mark Global and (iii) 2,320,751 shares of Common Stock held directly by Novatus, and all such shares of Common Stock represent beneficial ownership of approximately 27.1% of the Common Stock, based on 28,201,134 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as described in Item 4 above, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the 60 day period immediately preceding the date hereof.

(d) Not Applicable.

(e) Not Applicable.

[1]

The Issuer has indicated that the number of issued and outstanding shares of Common Stock is an estimate and the actual number of shares of Common Stock issued and outstanding following the consummation of the transactions contemplated by the Merger Agreement is still being finalized.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

Except for the Joint Filing Agreement described in Item 2 above and that certain Affiliate Letter, dated September 28, 2012, by and among Mark Global, Mr. Rakishev and the Issuer (a copy of which is attached hereto as Exhibit 99.2 and is hereby incorporated herein by reference) (the “Affiliate Letter”), there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among the Reporting Persons or between each Reporting Person and any other person with respect to any securities of the Issuer. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Mark Global and Mr. Rakishev entered into the Affiliate Letter with the Issuer in connection with the transactions contemplated by the Merger Agreement. Pursuant to the Affiliate Letter, Mark Global and Mr. Rakishev agreed, among other things, to not make sales, transfers and other dispositions of shares of Common Stock in violation of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the SEC (including, without limitation, Rule 145).

The foregoing description of the Affiliate Letter is qualified in its entirety by reference to the Affiliate Letter.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 9, 2012, among the Reporting Persons.

99.2	Affiliate Letter Agreement, dated September 28, 2012, entered into by and among Mark Global, Mr. Rakishev and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2012

MARK GLOBAL CORPORATION

By:	/s/ Kenges Rakishev
Its:	Authorized Signatory

NOVATUS HOLDING PTE. LTD.

By:	/s/ Kenges Rakishev
Its:	Authorized Signatory

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated October 9, 2012, among the Reporting Persons.

99.2	Affiliate Letter Agreement, dated September 28, 2012, entered into by and among Mark Global, Mr. Rakishev and the Issuer.

Schedule I

Mark Global

The name of each director of Mark Global Corporation is set forth below.

The business address of Nurlan Abduov is 280 Bayzakov Street, Almaty Towers Business Centre, South Tower, 9th Floor, 901 Office, Almaty, Republic of Kazakhstan. The business address of Josef Rickli is Althardstrasse 10, CH-8105 Regensdorf, Switzerland.

Nurlan Abduov is a citizen of the Republic of Kazakhstan. Josef Rickli is a citizen of Switzerland. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Nurlan Abduov	Independent member of the Board of Directors of Intergas Central Asia and KazMunaiGas Refining and Marketing

Josef Rickli	Director of Mark Global Corporation

Novatus

The name of each director of Novatus Holding PTE. Ltd. is set forth below.

The business address of Nurlan Abduov is 280 Bayzakov Street, Almaty Towers Business Centre, South Tower, 9th Floor, 901 Office, Almaty, Republic of Kazakhstan. The business address of Thomas Haeusler is 28 Tomlinson Road, #13-28, Kum Hing Court, Singapore 247854, Republic of Singapore.

Nurlan Abduov is a citizen of the Republic of Kazakhstan. Thomas Haeusler is a citizen of Switzerland. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Nurlan Abduov	Independent member of the Board of Directors of Intergas Central Asia and KazMunaiGas Refining and Marketing

Thomas Haeusler	Manager of a consulting company and lawyer